Exhibit 12.2

LEXINGTON REALTY TRUST
and Consolidated Subsidiaries
For the six months ended June 30, 2012 and the years ended December 31,
($000's)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Six Months	December 31,
Earnings:	2012	2011	2010	2009	2008	2007
Loss before benefit (provision) for income taxes, noncontrolling interest, equity in earnings (losses) of non-consolidated entities, gains on sale-affiliates and discontinued operations	$(6,808)	$(54,320)	$(27,032)	$(5,985)	$(1,381)	$(49,910)
Interest expense	47,343	103,721	112,361	116,644	136,413	143,397
Amortization expense - debt cost	1,700	3,749	5,237	4,516	4,020	3,988
Cash received from joint ventures	6,080	11,689	4,590	20,948	28,052	17,388
Adjusted Earnings	$48,315	$64,839	$95,156	$136,123	$167,104	$114,863

Fixed charges and Preferred Share Dividends:
Interest expense	$47,343	$103,721	$112,361	$116,644	$136,413	$143,397
Amortization expense - debt cost	1,700	3,749	5,237	4,516	4,020	3,988
Capitalized interest expense	1,194	1,792	791	778	350	277
Preferred share dividends	11,294	24,507	24,872	25,281	26,915	26,733
Combined Fixed Charges and Preferred Share Dividends	$61,531	$133,769	$143,261	$147,219	$167,698	$174,395

Ratio	N/A (1)	N/A (1)	N/A (1)	N/A (1)	N/A (1)	N/A (1)

(1)	N/A - Ratio is less than 1.0, deficit of $13,216, $68,930, $48,105, $11,096, $594 and $59,532 exists at June 30, 2012 and December 31, 2011, 2010, 2009, 2008 and 2007, respectively.